SEC FILE NUMBER 001-31451

CUSIP NUMBER 074002 10 6
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check one): ☐ Form 10-K     ☐ Form 20-F     ☐ Form 11-K     ☑ Form 10-Q     ☐ Form 10-D      ☐ Form N-SAR     ☐ Form N-CSR
For Period Ended:            March 31, 2009

☐   Transition Report on Form 10-K
☐   Transition Report on Form 20-F
☐   Transition Report on Form 11-K
☐   Transition Report on Form 10-Q
☐   Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
PART II — RULES 12b-25(b) AND (c)
PART III — NARRATIVE
PART IV — OTHER INFORMATION

PART I — REGISTRANT INFORMATION
     BearingPoint, Inc.

Full Name of Registrant
     KPMG Consulting, Inc.

Former Name if Applicable
     100 Crescent Court, Suite 700

Address of Principal Executive Office (Street and Number)
     Dallas, TX 75201

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach extra Sheets if Needed)
     On February 18, 2009, BearingPoint, Inc. (the “Company”) along with certain of its subsidiaries based in the United States filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Court”), Case Number 09-10691 (REG) (the “Chapter 11 Cases”). The Company continues to operate its business as debtors-in-possession under the jurisdiction of the Court and in accordance with the applicable provisions of the Bankruptcy Code and the orders of the Court.
     In addition, the Company has been actively marketing the sale of its businesses and assets to potential bidders. The Company is negotiating or has successfully entered into agreements to sell a number of its business units. On March 23, 2009, the Company and certain of its subsidiaries entered into an asset purchase agreement to sell a substantial portion of its assets related to the Company’s North American public services business, which sale closed on May 8, 2009. On April 2, 2009, one of the Company’s indirect subsidiaries entered into a share sale agreement to sell the Company’s consulting business in Japan, which sale closed on May 11, 2009. On April 17, 2009, the Company and certain of its subsidiaries entered into an asset purchase agreement to sell a substantial portion of its commercial services business unit, including its financial services unit. The Company has also entered into a definitive agreement to sell its interest in a global development center in China and certain assets of a separate global development center in India. On April 20, 2009, the Company entered into a non-binding term sheet for the sale of its Europe, Middle East and Africa business to local management. The Company continues to market the sale of its remaining businesses and is involved in ongoing negotiations to sell its Latin America and other Asia Pacific practices.
     The Company is also preparing for the Court, pursuant to the Bankruptcy Code, monthly operating reports which will be filed as a matter of public record and will include financial disclosures.
     Following the commencement of the Chapter 11 Cases, the Company’s management has been particularly strained by the considerable attention required for administering the Chapter 11 Cases and marketing, negotiating and consummating the sale of the Company’s businesses and assets. Consequently, the Company believes that it will not be in a position to file the Form 10-Q by the fifth calendar day following the required filing date, as prescribed in Rule 12b-25, and further cannot make any assurances as to when it will complete and file the Form 10-Q. Such inability to file the Form 10-Q could not have been eliminated by the Company without unreasonable effort or expense.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification.

Kenneth A. Hiltz	(703)	747-3000

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☑
Form 10-K for the period ended December 31, 2008
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑  No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     As discussed above, the Company filed voluntary petitions for relief under Chapter 11 of Title 11 of the Bankruptcy Code. Subsequent to the commencement of the Chapter 11 Cases, the Company has devoted its available resources to administering the Chapter 11 Cases and marketing, negotiating and consummating the sale of the Company’s businesses and assets. Currently, reasonable estimates of the results cannot be made due to the burdens these activities have imposed on the Company’s available management. Such inability could not have been eliminated by the Company without unreasonable effort or expense.

BearingPoint, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 12, 2009	By	/s/ KENNETH A. HILTZ
Kenneth A. Hiltz
Chief Financial Officer